January 13, 1995




Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


Re:     JMB INCOME PROPERTIES, LTD. - X
        Commission File No. 0-12140
        Form 8-K

Gentlemen:

Transmitted, for the above-captioned registrant, is the electronically filed executed copy of registrant's current report on Form 8K dated January 13, 1995.

Thank you.

Very truly yours,

JMB INCOME PROPERTIES, LTD. - X

BY:     JMB Realty Corporation
        (Managing General Partner)



        By: C. SCOTT NELSON
            ________________________________
            C. Scott Nelson, Vice President
            Accounting Officer

CSN:sf
Enclosures



                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549




                               FORM 8-K



                            CURRENT REPORT



                Pursuant to Section 13 or 15(d) of the
                    Securities Exchange Act of 1934



 Date of Report (Date of earliest event reported):  December 29, 1994




                    JMB INCOME PROPERTIES, LTD. - X
        ------------------------------------------------------
        (Exact name of registrant as specified in its charter)




     Illinois                   0-12140                 36-3235999
-------------------         --------------         --------------------
(State or other)              (Commission          (IRS Employer
 Jurisdiction of             File Number)           Identification No.)
 Organization



         900 N. Michigan Avenue, Chicago, Illinois  60611-1575
         -----------------------------------------------------
                (Address of principal executive office)




Registrant's telephone number, including area code:  (312) 915-1987
  -------------------------------------------------------------------

                           COLLIN CREEK MALL

                              Plano Texas
                          -------------------



ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS. On December 29, 1994 JMB Income Properties Limited - X ("The Partnership") sold the land, building, related improvements and personal property of the Collin Creek Mall ("Collin") located in Plano, Texas. The Purchaser, Collin Creek Mall Limited Partnership, a Texas limited partnership, is not affiliated with the Partnership or its General Partners and the sale price was determined by arm's
- length negotiations. Collin is a 1,122,000 square feet two - level enclosed regional shopping center of which the Partnership owns approximately 332,000 square feet of mall space. Department stores at the shopping center include Foley's (197,000 square feet), Dillards (176,000 square feet), Sears (162,000 square feet), J C Penny (157,000 square feet) and Mervyn's (98,000 square feet), each of which owns its own store. At the time of the sale, the property was approximately 97% occupied.

     The purchase price of the land, building, related improvements and personal property was $108,000,000 (before closing costs and prorations) which was paid in cash at closing. The Partnership used a portion of the proceeds to repay in full the existing first mortgage note of approximately $24,546,000 plus related accrued interest.

     The Partnership Agreement provides that the General Partners shall receive as a distribution from the sale of a real property by the Partnership 3% of the selling price and any deferrals of their 10% distribution of disburseable cash from the Partnership's operations, subject to certain limitations. Any remaining proceeds (net after expenses and retained working capital) will be distributed 85% to the Limited Partners and 15% to the General Partners. However, prior to any such distributions, the Limited Partners shall receive 100% of such net sale proceeds until the Limited Partners (i) have received cash distributions of net sale or refinancing proceeds in an amount equal to the Limited Partners' aggregate initial capital investment in the Partnership, and (ii) have received cumulative cash distributions from the Partnership's operations which, when combined with the net sale or refinancing proceeds previously distributed, equal a 10% annual return on the Limited Partners' average capital investment for each year (their initial capital investment as reduced by net sale or refinancing proceeds previously distributed) commencing with the first fiscal quarter of 1984. The Limited Partners have not yet received cash distributions of net sale or refinancing proceeds in an amount equal to their initial capital investment in the Partnership.

ITEM 7.  FINANCIAL STATEMENTS AND EXHIBITS
          (a).    Financial Statements -  Not Applicable.
          (b).    Pro Forma Financial Information - Narrative
          As a result of the sale of Collin, after December 29, 1994 there will be no further rental income, mortgage and other interest, depreciation, property operating expenses, or amortization of deferred expenses recorded in the consolidated financial statements of the Partnership, attributable to the Partnership's investment in Collin, which for the Partnership's most recent fiscal year (the year ended December 31, 1993) were approximately $13,189,000, $3,009,000, $1,609,000, $5,910,000, and $66,000 respectively. Rental income, mortgage and other interest, depreciation, property operating expenses, and amortization of deferred expenses were approximately $3,265,000, $768,000, $414,000, $1,413,000, $14,000 respectively, for the three months ended September 30,1994 and $9,613,000, $2,308,000, $1,241,000, $4,315,000, and
$44,000 respectively for the nine months ended September 30, 1994. Also, as a result of the sale of Collin, there are no further assets and liabilities, attributable to the Partnership's investment in Collin, which at September 30, 1994 consisted of cash and other current assets of approximately $1,447,000 land and buildings and improvements (net of accumulated depreciation) of approximately $43,831,000; deferred expenses of approximately $167,000; current liabilities of $26,047,000; and other liabilities of approximately $13,000. The Partnership expects to recognize a gain in 1994 for financial reporting and federal income tax reporting purposes.

          (c).    Exhibits
                  1. Purchase Agreement between JMB Income Properties, LTD. - X and Collin Creek Mall Limited Partnership dated November 18, 1994.

                              SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                           JMB INCOME PROPERTIES, LTD. - X

                           BY:   JMB Realty Corporation
                                 (Managing General Partner)



                                 By:  C. SCOTT NELSON
                                      ________________________________
                                      C. Scott Nelson, Vice President
                                      Director of Partnership
                                      Financial Reporting













Dated:  January 13, 1995


                      PURCHASE AGREEMENT
                (Collin Creek Mall, Plano, Texas)


     THIS AGREEMENT ("Agreement") is made and entered into as of the 18th day of November, 1994, by and between JMB INCOME PROPERTIES, LTD.-X, an Illinois limited partnership (hereinafter called "Seller"), and COLLIN CREEK MALL, L.P., a Texas limited partnership (hereinafter called "Purchaser").

                            RECITALS:

     A. Seller is the owner of that certain real property located at the northwest corner of North Central Expressway (U.S. Highway 75) and Plano Parkway, in the City of Plano, County of Collin, State of Texas, together with the improvements thereon consisting primarily of an enclosed two-level regional mall sometimes known as "Collin Creek Mall" and referred to herein as the "Subject Property" (as hereinafter defined).

     B. Purchaser desires to purchase and Seller desires to sell the Subject Property on the terms and conditions hereinafter documented.

     NOW, THEREFORE, in consideration of the mutual undertakings of the parties hereto, it is hereby agreed as follows:

     1. PURCHASE AND SALE. Seller shall sell to Purchaser, and Purchaser shall purchase from Seller the following (collectively, the "Subject Property"):

          (i) the land described in Exhibit "A" attached hereto and made a part hereof, together with the buildings situated thereon and all tenements, hereditaments, appurtenances, and rights used in connection therewith, rights, easements and rights-of-way incident thereto and means of access thereto, including strips and gores adjoining or adjacent thereto and the income rents, issues, profits and proceeds from any and all of said tracts or parcels of land, together with all and singular the rights, members and appurtenances whatsoever, in anyway belonging, relating or appertaining to the said interests in said tracts or parcels of land (collectively, (the "Real Property");

          (ii) All of the fixtures, appliances, personalty and equipment owned by Seller and situated on or about the Real Property and used in connection with the operation and/or maintenance or management of Collin Creek Mall (excluding any such items owned by tenants of Collin Creek Mall), including, without limitation, those items identified on Exhibit "B" attached hereto (collectively, the "Personal Property") (it being understood that the Personal Property does not include any computer equipment, computer programs or related software of Seller); and

        (iii)  Any and all right, title and interest of Seller in and to:
all intangible property directly relating to the Real Property and the Personal Property, including, but not limited to, all leases, licenses or other occupancy agreements ("Leases") (including deposits, prepaid rent and other payments made or to be made under the Leases or the Contracts,) together with the right to receive the same); contract rights and agreements ("Contracts") identified on Exhibit "C" attached hereto and made a part hereof; tenant lists; telephone exchange numbers; business licenses relating to Collin Creek Mall; the name "Collin Creek Mall"; advertising materials; percolation and other soil and topographical and traffic studies; plans and specifications relating to the Real Property ("Plans"); consents, authorizations, variances, waivers, licenses, permits and approvals from any Federal, state, courts, municipal or other governmental or quasi-governmental agency, department, board, commission, bureau or other entity or instrumentality in respect of the Real Property or the Personal Property; development rights and all choses in action related to any of the foregoing (collectively, the "Intangible Property").

Purchaser acknowledges that the Subject Property does not include the store sites owned by the "Anchor Stores" (as hereinafter defined).

     2. PURCHASE PRICE. The purchase price (the "Purchase Price") for the Subject Property shall be the sum of One Hundred Eight Million and No/100 Dollars ($108,000,000.00).

     3. PAYMENT OF PURCHASE PRICE. The Purchase Price shall be paid to Seller by Purchaser as follows:

     A. Escrow Deposits. Purchaser shall deliver not later than two (2) business days after the date hereof, by wire transfer, by bank or cashier's check or by other delivery of good funds, an amount equal to Two Million and No/100 Dollars ($2,000,000.00) (which sum, together with any interest earned on the same, is herein called the "Escrow Deposit") to Ticor Title Insurance Company at its offices located at 203 North LaSalle Street, Suite 1400, Chicago, Illinois 60601, Attention: Mr. John Wunderlich (which company, in its capacity as escrow holder hereunder, is called "Escrow Holder"). The proceeds of such check shall be deposited and held by Escrow Holder as a deposit against the Purchase Price in accordance with the terms and provisions of this Agreement. At all times in which the Escrow Deposit is being held by the Escrow Holder, the Escrow Deposit shall be invested by Escrow Holder in one or more of the following investments ("Approved Investments") as directed by
Purchaser: (i) United States Treasury obligations, (ii) United States Treasury-backed repurchase agreements issued by a major national money center banking institution reasonably acceptable to Purchaser and Seller, or (iii) such other manner as may be reasonably agreed to by Seller and Purchaser. The Escrow Deposit shall be disposed of by Escrow Holder only as provided in this Agreement.

     B. Existing Debt. Subject to the provisions of paragraph 4.D. below, payment of a portion of the Purchase Price shall be evidenced by Purchaser taking title to the Subject Property subject to the "Existing Encumbrance" and the "Existing Note" secured thereby (as such terms are defined in Exhibit "D" attached hereto) held by Teachers Insurance and Annuity Association of America ("Lender"), such payment being in an amount equal to the outstanding principal balance of the Existing Note as of the Closing Date. Assuming the Closing Date occurs in December, 1994, the outstanding principal balance of the Existing Note is anticipated to be approximately $24,557,283.

     C. Closing Payment. The balance of the Purchase Price (i.e., the Purchase Price less the sum of the Escrow Deposit and the amounts, if any, deemed paid pursuant to paragraph 3.B. above, as such amounts shall be adjusted by the prorations and credits specified herein) shall be paid by wire transfer of immediately available federal funds on the Closing Date to Escrow Holder for disbursement in accordance with the terms hereof (the amount to be paid under this paragraph 3.C. being herein called the "Closing Payment"). Assuming the Closing Date occurs in December, 1994 (and the Existing Note is not paid off), the Closing Payment is anticipated to be approximately $83,442,717, less the Escrow Deposit and adjusted by the prorations and credits specified herein (i.e., $108,000,000 less the anticipated principal balance of the Existing Note of approximately $24,557,283).

     4.   CONDITIONS PRECEDENT.

     A.   Completed Due Diligence.

          (1) Price Reflective of Reviews. Purchaser has completed all of Purchaser's due diligence examinations, reviews and inspections of all matters pertaining to the purchase of the Subject Property, including all leases, service contracts, survey and title matters, and all physical, environmental and compliance matters and conditions respecting the Subject Property. Purchaser and Seller have discussed the results of Purchaser's due diligence examinations, reviews and inspections and the Purchase Price has been adjusted to appropriately take such due diligence matters into account to Purchaser's satisfaction. However, notwithstanding anything contained herein to the contrary (but subject to the last sentence of paragraph 7.D. hereof), the completion of such due diligence and the resultant adjustment to the Purchase Price shall not invalidate or diminish in any manner any covenant, warranty or representation made by Seller herein or in any agreement, certificate, instrument or other document delivered in connection with this Agreement (the "Closing Documents") nor be deemed a waiver of any rights or remedies of Purchaser hereunder.

          (2) Conduct of Reviews. Purchaser will indemnify, defend, and hold Seller and the Subject Property harmless from and against any damage, loss, cost or expense (the foregoing obligation surviving any termination of this Agreement) to persons or the Real Property caused by Purchaser or its agents in connection with the Purchaser exercising its right and privilege to go on the Real Property other than such as results from the discovery of existing conditions. The foregoing indemnity obligation of Purchaser shall survive the Closing or earlier termination of this Agreement. Purchaser represents and warrants to Seller that Purchaser did not make any intrusive physical testing (environmental, structural or otherwise) at the Subject Property without Seller's prior consent. Seller and Purchaser shall keep all information or data received or discovered in connection with any of the inspections, reviews or examinations in accordance with the provisions of that certain confidentiality agreement dated June 24, 1994 between Seller and CGR Advisors, Purchaser's investment advisor; however, no provision of said confidentiality agreement shall be deemed extended, modified or amplified by the statement made in this sentence. Seller acknowledges that it has no knowledge of any acts by Purchaser which would result in any indemnification obligation pursuant to this paragraph 4.A.(2).

     B.   Title Matters.

          (1) Title Report. Purchaser has received a copy of Title Commitment Number 44-903-80-452676, issued on July 5, 1994, revised on
           ("Ticor Commitment"), covering the Subject Property from Ticor Title Insurance Company (which company, in its capacity as title insurer hereunder, is herein called "Ticor Title Company") and a copy of Title Commitment Number D-364366-C, issued on June 10, 1994, revised on
      ("Commonwealth Commitment"), covering the Subject Property from Commonwealth Land Title Insurance Company (which company, in its capacity as title insurer hereunder, is herein called "Commonwealth Title Company") (Ticor Title Company and Commonwealth Title Company, in their capacities as title insurers hereunder are collectively herein called the "Title Companies", and the Ticor Commitment and the Commonwealth Commitment are collectively called the "Title Commitments"). In addition, Seller has delivered a survey of the Subject Property last revised _______, 1994, prepared by Needham Wright Laskey Engineering, Inc. ("Survey").

          (2) Approval of Title Exceptions. Purchaser has approved those exceptions to title and those matters disclosed on the Survey, which are specified in Exhibit "E-1" attached hereto and made a part hereof (collectively, the "Permitted Exceptions") and disapproved those matters set forth on Exhibit "E-2" attached hereto and made a part hereof ("Disapproved Matters"). Approval by Purchaser of any Disapproved Matters which have not been cured and any additional exceptions to title or survey matters disclosed after the date hereof shall be a condition precedent to Purchaser's obligation to purchase the Subject Property. In the event Purchaser does not give written notice that it approves any such additional exceptions to title or survey matters, on or before the sooner to occur of 20 days after receipt of written notice thereof or the Closing Date, Purchaser shall be deemed to have disapproved said exceptions.

          (3) Removal of Title Exceptions. In the event that at the Closing the Subject Property is subject to encumbrances, including any Disapproved Matters, other than the Permitted Exceptions and Seller shall not have cured or insured over the same as provided herein, then Purchaser may elect to (i) waive any objection to such encumbrances and proceed to Closing, subject to the obligation of Seller to pay and remove all Monetary Encumbrances (as hereinafter defined), or (ii) terminate this Agreement, in which event the Escrow Deposit shall be returned to Purchaser, and, upon the receipt thereof by Purchaser, all obligations hereunder shall be null and void and of no further force or effect, or (iii) deliver written notice to Seller, within the time periods set forth hereinabove in paragraph 4.B.(2), of Purchaser's objections to such encumbrances, in which event Seller shall be obligated to take all such reasonable action as shall be necessary to remove such encumbrances; provided, however, that Seller's obligation to pay sums of money in connection therewith shall be limited to (a) the payment and discharge of all mortgages, deeds of trust, deeds to secure debt (other than the Existing Mortgage) and security agreements entered into by Seller, mechanic's and materialmen's liens for work done by or on behalf of Seller, tax or judgment liens against Seller and, subject to the proration provisions contained herein, assessments encumbering the Subject Property (collectively, "Monetary Encumbrances"), and (b) the payment of sums of money not to exceed $150,000 in the aggregate for the removal of encumbrances other than Monetary Encumbrances; provided, however, Seller shall have the right to bond or insure over any such liens or assessments subject to Purchaser's consent. If, on or before the Closing, Seller is unable to satisfy any valid title or survey objections as aforesaid, Seller shall have the right to extend the date of Closing for such time period as it may select, not to exceed thirty (30) days.

If Seller fails to satisfy any such valid objections on or before the date of Closing, Purchaser may, at Purchaser's election, (i) extend the date of Closing for such time period as it may select, not to exceed thirty (30) days;
(ii) waive such objections and proceed to Closing; (iii) terminate this Agreement, in which event the Escrow Deposit shall be returned to Purchaser, and upon the receipt thereof by Purchaser, all obligations hereunder shall be null and void and of no further force and effect; or (iv) deduct the amount of any unsatisfied Monetary Encumbrances from the Closing Payment and proceed to Closing. In the event of any extension of the date of Closing by Purchaser under clause (i) above, and a subsequent failure of Seller to cure any valid title objection, Purchaser may then elect between the alternatives specified in clauses (ii), (iii) and (iv) of the preceding sentence. Any title objections that Purchaser waives shall be deemed to be included in the Permitted Exceptions.

          (4) Exceptions to Title. Purchaser shall be obligated to accept title to the Real Property, subject to the following exceptions to title:

               (a) Real estate taxes and assessments for 1995 and subsequent years which are not yet due and payable (Purchaser acknowledging that it intends to cause taxes for 1994 to be paid concurrently with Closing);

               (b) The printed exceptions which appear in the standard Texas form owner's policy of title insurance (with the survey exception modified to reflect "shortages in area" only;

               (c)  The Permitted Exceptions; and

               (d) Such other exceptions to title as may be approved or deemed approved by Purchaser pursuant to the provisions of this paragraph 4.B.

Conclusive evidence of the availability of such title shall be the unconditional commitment of the Title Companies to issue to Purchaser on the Closing Date standard Texas form Owner's Title Insurance Policies on a co-insurance basis (with the survey exception modified to reflect shortages in area only) ("Owner's Policies"), with aggregate coverage in the amount of the Purchase Price, which Owner's Policies shall show (i) title to the Real Property to be vested of record in Purchaser, and (ii) the above exceptions to be the only exceptions to title. Attached as Exhibit "E-3" hereto and made a part hereof are Purchaser's requirements regarding co-insurance and reinsurance requirements, the insurers and the amounts the lead insurer and the other insurers will carry. The delivery of Owner's Policies to Purchaser at Closing shall be a condition precedent to Purchaser's obligation to close.

     C. Hart-Scott-Rodino. Seller and Purchaser acknowledge that the transactions contemplated by this Agreement are subject to pre-clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"). Each party agrees to furnish such information, and to make such filings, as may be required under the Act. Seller and Purchaser each hereby agree to reasonably cooperate with each other to timely file all such required materials and to utilize good faith efforts to cause all necessary filings to be made as soon as reasonably possible. It shall be a condition to the closing of the transactions hereunder that all required waiting periods under the Act shall have expired or been terminated. Seller and Purchaser will each pay one-half of the filing or other similar fees due in connection with the matters contemplated herein at the time such filing is made. Each party will pay its own attorneys' fees in connection with the preparation of the appropriate filings.

     D. Existing Loan Matters. Receipt of an estoppel certificate ("Lender's Estoppel") from Lender dated not more than 30 days prior to the Closing Date substantially in the form of Exhibit "G", attached hereto and made a part hereof (which Lender's Estoppel shall also include the consent of Lender to the transactions contemplated by the terms of this Agreement), shall be a condition precedent to Seller's obligation to sell, and Purchaser's obligation to purchase, the Subject Property. In the event that on or before the Closing Date such Lender's Estoppel is not delivered or fails to include any required consent or contains such consent but only upon the condition that the terms of such instruments be modified in a manner unacceptable to Purchaser in Purchaser's sole discretion, then the obligation of Seller to sell, and Purchaser to buy, the Subject Property as herein provided shall terminate. Purchaser shall provide to Lender all information reasonably required by Lender (including, without limitation, financial statements of Purchaser and its principals). Neither Purchaser nor Seller shall have any obligation to expend any money to obtain the Lender Estoppel. Because of the terms of the Existing Note and Existing Encumbrance, neither Seller nor Purchaser anticipates the payment to the Lender of assumption fees or other material costs in order to cause the assumption of the Existing Note and Existing Encumbrance as contemplated herein. Seller's sole obligation hereunder with respect to obtaining a Lender's Estoppel shall be to utilize reasonable efforts to obtain such Lender's Estoppel (such reasonable efforts not including any obligation to institute legal proceedings or to expend any additional monies therefor, other than for minor administrative charges). Notwithstanding anything to the contrary contained in this Agreement, Seller shall have the right to pay off and satisfy the Existing Note and Existing Encumbrance at the Closing, in which event the Closing Payment shall be the full $108,000,000 Purchase Price less the Escrow Deposit and adjusted by the prorations and credits specified herein. Seller shall pay any prepayment penalties or premiums in connection with any such payoff. In the event of such payoff of the Existing Note and Existing Encumbrance, no estoppel certificate shall be required of Lender, it being acknowledged that the sole condition hereunder in such event shall be the delivery by Lender of a payoff statement and such release documentation sufficient to enable the Title Company to remove the Existing Encumbrance from the Owner's Policy.

     E. Estoppel Certificates. Receipt of estoppel certificates dated not more than 30 days prior to the Closing Date from (i) Dillards, Foleys, Sears, J.C. Penneys and Mervyns (each, an "Anchor Store", and collectively, the "Anchor Stores"), and (ii) all tenants under the control of Woolworth, U.S. Shoe, The Limited and Gap stores, and from a sufficient number of the balance of the tenants in the mall shop premises at the Subject Property so that estoppel certificates from such tenants shall be received with respect to not less than 80% of the gross leasable area (excluding the Anchor Stores), in the aggregate, covered by leases respecting the mall shop premises at the Subject Property in effect as of the date hereof, is a condition precedent to Purchaser's obligation to purchase the Subject Property hereunder. The estoppel certificate delivered to each Anchor Store shall be substantially in the form for such store as set forth in Exhibit "H", attached hereto and made a part hereof, and each tenant estoppel certificate delivered shall be substantially in the form of Exhibit "I", attached hereto and made a part hereof; provided, however, (x) with respect to the Anchor Stores and any major national tenant, the applicable estoppel certificate may be returned in the standard form otherwise required by such entity or, if the "Operating Agreement" (as hereinafter defined) or applicable tenant lease prescribes the required form of estoppel certificate, then the receipt of such required form shall be deemed acceptable, (y) those provisions of the applicable estoppel certificates respecting (A) defaults, defenses, disputes, claims, offsets, abatements, concessions and recaptures against payment obligations which are limited to the knowledge of the applicable tenant or Anchor Store, and (B) environmental matters which are limited to knowledge or deleted entirely will not be deemed unacceptable by virtue of such knowledge limitation or deletion.

Seller's sole obligation hereunder shall be to utilize reasonable efforts to obtain such estoppel certificates (such reasonable efforts obligation not including any obligation to institute legal proceedings or to expend any monies therefor, other than for minor administrative charges, whether imposed by tenants or incurred by Seller). Purchaser shall have no obligation to expend any money to obtain any such estoppel certificates. Purchaser shall have the option to waive the condition precedent set forth in this paragraph 4.E. by written notice to Seller (whereupon such condition will be deemed satisfied). In the event that prior to the Closing Date such condition is not satisfied (or waived as aforesaid), the obligations of Purchaser to purchase, the Subject Property hereunder shall terminate and the Escrow Deposit shall be returned to Purchaser and, upon receipt thereof by Purchaser.

     F. Performance by Seller; No Change. The performance and observance in all material respects (it being understood that covenants and agreements which are already limited as to materiality by their terms shall not be further limited by the foregoing) by Seller of all covenants and agreements of this Agreement to be performed or observed by Seller prior to or on the Closing Date shall be a condition precedent to Purchaser's obligation to purchase the Subject Property. In addition, in the event that the "Seller Closing Certificate" (as hereinafter defined) shall disclose any changes in the representations and warranties of Seller contained in paragraph 7.A. below in any material respects (it being understood that representations and warranties which are already limited as to materiality by their terms shall not be further limited by the foregoing) which are not otherwise permitted or contemplated by the terms of this Agreement, or in the event any warranty or representation of Seller shall prove to be untrue or inaccurate without regard to any qualification of Seller such as to materiality or the like, then Purchaser shall have the right to terminate this Agreement. Purchaser shall have the option to waive the condition precedent set forth in this paragraph 4.F. by written notice to Seller. In the event of such waiver, such condition shall be deemed satisfied.

     G. Performance by Purchaser; No Change. The performance and observance, in all material respects, by Purchaser of all covenants and agreements of this Agreement to be performed or observed by it prior to or on the Closing Date shall be a condition precedent to Seller's obligation to sell the Subject Property. In addition, in the event that the "Purchaser Closing Certificate" (as hereinafter defined) shall disclose any changes in any material respect in the representations and warranties of Purchaser contained in paragraph 7.B. below which are not permitted or contemplated by the terms of this Agreement, then Seller shall have the right to terminate this Agreement. Seller shall have the option to waive the condition precedent set forth in this paragraph 4.G. by written notice to Purchaser. In the event of such waiver, such condition shall be deemed satisfied.

     5.   CLOSING.

     A. Closing Procedure. The sale and purchase herein provided shall be consummated on the Closing Date at the offices of Escrow Holder in Dallas, Texas or at such other place as may be mutually agreed upon by Seller and Purchaser. As used herein, "Closing Date" means the later to occur of (i) thirty (30) days after the date of this Agreement (i.e., December 18, 1994), or (ii) seven (7) days after all conditions precedent to Seller's and Purchaser's obligation to close have either been satisfied or waived; provided, however, in no event shall the Closing Date occur later than December 31, 1994.

     B.   Delivery to Parties.

          (1) Seller Deliveries. Seller shall deliver to Purchaser at the Closing the following documents, the execution, delivery, accuracy and, where appropriate, acknowledgment of each of which shall be a condition to Purchaser's obligation to consummate the purchase and sale herein:

               (a) Special Warranty Deed ("Deed") in form of Exhibit "J" attached hereto, duly executed by Seller and conveying to Purchaser the Subject Property with legal description provided in the Owner's Policies accompanied by any real property transfer tax returns required by any governmental authority;

               (b) assignment and assumption of the Operating Agreement ("Operating Agreement Assignment and Assumption") in the form of Exhibit "K";

               (c) the originals or, to the extent such originals are not in the possession of Seller, true, correct and complete copies, including all amendments and modifications thereto, of all Leases, Contracts, Financing Documents (as hereinafter defined), Operating Agreement, Service Contracts (as hereinafter defined) and all other Subject Property documentation (if not previously delivered to Purchaser and receipt thereof acknowledged by Purchaser);

               (d) an assignment and assumption of tenant leases ("Lease Assignment and Assumption") in the form of Exhibit "L", attached hereto and made a part hereof;

               (e) an assignment and assumption of Service Contracts ("Contract Assignment and Assumption") in the form of Exhibit "M", attached hereto;

               (f) a bill of sale and assignment ("Bill of Sale") in the form of Exhibit "N" attached hereto and made a part hereof;

               (g)  a certificate of Seller ("Seller Closing
Certificate"), updating the representations and warranties contained in paragraph 7.A. hereof to the Closing Date (and including an updated certified rent roll) and noting any changes thereto;

               (h) notices ("Tenant Notices") to the tenants under the tenant leases in form reasonably satisfactory to Seller and Purchaser that Purchaser is the new owner of the Subject Property and has been assigned the security deposits;

               (i) a certificate regarding the "non-foreign" status of Seller in the form of Exhibit "O" attached hereto;

               (j) evidence reasonably satisfactory to Purchaser and the Title Companies respecting the due organization of Seller and the due authorization and execution of this Agreement and the documents required to be delivered hereunder;

               (k) an assignment of the taxes and insurance escrow held by Lender;

               (l) such additional documents and affiliates as may be reasonably required by Purchaser or the Title Companies in order to consummate the transactions hereunder and issue the Title Policies (provided the same do not materially increase the costs to, or liability or obligations of, Seller in a manner not otherwise provided for herein) including an affidavit in form reasonably acceptable to the Title Companies in order to remove as exceptions to Owner's Policies the standard exceptions for mechanics and materialmen's liens and for rights of tenants in possession (other than tenants under Leases); and

               (m) any building permits, certificates of occupancy, keys and plans and specifications respecting the Subject Property (to the extent the same are in Seller's possession or control).

          (2) Purchaser Deliveries. Purchaser shall deliver to Seller at the Closing the following monies and the following documents, the due execution, delivery, accuracy and, where appropriate, the acknowledgment of which shall be a condition to Seller's obligation to consummate the purchase and sale herein contemplated:

               (a) the Closing Payment in immediately available federal funds;

               (b)  the Operating Agreement Assignment and Assumption;

               (c)  the Lease Assignment and Assumption;

               (d)  the Contract Assignment and Assumption;

               (e) a certificate of Purchaser ("Purchaser Closing Certificate") updating the representations and warranties contained in paragraph 7.B. hereof to the Closing Date and noting any changes thereto;

               (f)  the Tenant Notices;

               (g) evidence reasonably satisfactory to Seller and the Title Companies respecting the due organization of Purchaser and the due authorization and execution of this Agreement and the documents required to be delivered hereunder; and

               (h) such additional documents as may be reasonably required by Seller or the Title Companies in or to consummate the transactions hereunder (provided the same do not materially increase the costs to, or liability or obligations of, Purchaser in a manner not otherwise provided for herein).

          (3) Delivery of Management Agreement. Purchaser shall execute and deliver, and Seller shall cause JMB Retail Properties Company ("Manager") to execute and deliver, a management agreement ("Management Agreement") in the form of Exhibit "P" attached hereto and made a part hereof.

     C. Closing Costs. Purchaser shall pay (i) all charges for or in connection with the recording and filing of any instrument or document provided herein to be recorded or filed to transfer the Subject Property excluding any instrument or document required to be filed in connection with the Existing Encumbrance, (ii) the premiums for the Owner's Policies herein provided (including any costs or premiums for any preliminary title reports or commitments or "date down" required in connection therewith and any endorsements requested by Purchaser), (iii) all fees, costs and expenses in connection with Purchaser's due diligence reviews hereunder (including, without limitation, all engineers', accountants', environmental consultants' and other fees associated therewith), and (iv) all costs associated with any financing obtained by Purchaser (including, without limitation, all attorneys' fees and title insurance costs in connection therewith), but specifically excluding the Existing Encumbrance. Seller shall pay all charges for or in connection with obtaining a final revision of the Survey in ALTA form and reasonably acceptable to Purchaser. All costs associated with the Hart-Scott-Rodino filings contemplated herein shall be paid in accordance with the provisions of paragraph 4.C. hereof. Purchaser and Seller shall each pay its own attorney's fees and expenses. All other costs or expenses of performance of obligations hereunder and of the consummation of the transactions contemplated herein that have not been specifically assumed by either party under the terms hereof shall be borne by the party incurring such cost or expense.

     D. Prorations. All prorations, adjustments and allocations shall be made as of 11:59 p.m. on the Closing Date. Purchaser and Seller agree and acknowledge that the prorations made as of the Closing Date (the "Closing Prorations") are to be determined so as to allocate to Seller the share of all income and expense generated or incurred by the Subject Property on or before the Closing Date to which Seller is entitled or for which Seller is obligated by virtue of its ownership of Subject Property. Said share is hereinafter referred to as "Seller's Interest Share". Notwithstanding anything contained herein to the contrary, prorations provided for in this paragraph 5.D. shall not be limited by the provisions of paragraph 9 or paragraph 10.B.(1), 10.B.(2) and 10.B.(3) hereof. The Closing Prorations are to be calculated on or before Closing by Seller in consultation with Purchaser based upon the best information available as of the Closing Date and shall be adjusted post-closing to incorporate all information necessary to make the Closing Prorations accurate, including, without limitation, post-Closing payment of expenses and receipt or allocation of income of the Subject Property allocable to the period on or prior to the Closing Date in the manner herein provided. In the event any Closing Prorations made at Closing or thereafter shall prove to be incorrect for any reason, then either party shall at any time and from time to time be entitled to an adjustment to correct same and each shall pay the same. Each party agrees to make available to the other party, on request, for review and photocopying, necessary information and documentation to enable the other party to ascertain or confirm to its satisfaction the final amounts to be prorated hereunder. Purchaser and Seller agree to work together after Closing in good faith to promptly resolve all outstanding or continuing proration and allocation matters. Purchaser and Seller agree to finalize all adjustments to Closing Prorations arising out of normal recurring income (e.g., base rental income) and expense (e.g. operating expenses) items not later than three (3) months from the Closing Date and all other adjustments not later than one (1) year from the Closing Date. Failure to make payment of amounts due by the other party shall bear interest at the rate of the lesser of 18% per annum or the maximum rate allowed by applicable law from the later to occur of (i) the date all relevant information is available and (ii) the date such payment was due. The provisions of this paragraph 5.D. shall survive the Closing. The following shall be prorated between Seller and Purchaser as of the Closing Date:

          (1) Taxes. All real estate taxes and assessments on the Subject Property for the current year. In no event shall Seller be charged with or be responsible for any increase in the taxes on the Subject Property resulting from the sale of the Subject Property or from any improvements made after the Closing Date. In the event that any existing improvement assessments for the period on or before Closing respecting the Subject Property are payable in installments, then the installments for the applicable period shall be paid on or before Closing, even if otherwise payable after Closing. In the event that any new assessments for improvements assessments are levied prior to the Closing respecting the Property, either party may terminate this Agreement unless the other party shall agree to pay such assessments (or other adjustment therefor mutually agreed upon).

          (2)  Rentals.

               (a) Accounts Receivable. Seller shall not receive credit for any accounts receivable by Purchaser (including specifically, but without limitation, all standard monthly billed items such as minimum or base rentals, CAM, utilities, taxes and the like) which are outstanding as of the Closing Date until such time as they are collected by the Purchaser. To Seller's knowledge, attached hereto as Exhibits "S-1" and "V-1" are true and correct lists of all accounts receivable as of the date hereof and such lists shall be updated on the Closing Date. All such amounts (other than percentage rent and expense reimbursement amounts) and other tenant charges which are delinquent as of the Closing Date (or which are otherwise not to be treated as current as aforesaid) shall not be prorated hereunder but Purchaser shall include such delinquencies in its normal billing and shall for a period of one (1) year from the Closing Date ("Collection Period") bill the tenants for all such arrearages or expenses allocable to the period on or prior to the Closing Date. To the extent Purchaser receives any such delinquent amounts, such payments shall be applied first toward then current obligations owed to Purchaser in connection with the applicable tenant Lease and any excess monies received shall be applied toward the payment of any such delinquent amounts owed for the period on or prior to the Closing Date and delivered to Seller. During the Collection Period, Purchaser may not waive any such delinquent amounts nor modify a tenant Lease so as to reduce or otherwise affect such amounts owed under such tenant Lease for any period in which Seller is entitled to receive a share of charges or amounts, without first obtaining Seller's written consent. Purchaser shall have the exclusive right to collect all amounts and exercise other rights under the Leases after the Closing Date.

Purchaser shall not be required to litigate or declare a default in any tenant Lease. After the Closing Date, Seller shall not attempt to collect rent or any other charges or amounts from any existing tenants of the Subject Property. With respect to delinquent amounts of any kind owed by tenants for the period prior to the Closing Date who are no longer tenants of the Subject Property as of the Closing Date, Seller shall retain all rights relating thereto.

               (b) Percentage Rent. Any percentage rent received by Seller with respect to a tenant's Lease year, all or part of which lease year was on or before the Closing Date, shall be prorated as set forth in this paragraph: All such amounts received by Seller or billed by Seller on or before the Closing Date and received thereafter shall be retained by Seller until the final adjustments provided hereafter in this paragraph 5.D.(2); all such amounts received by Purchaser after the Closing Date shall be retained by Purchaser until such final adjustments. The aggregate amount of percentage rent payable under the Leases for the lease year in which the Closing occurs shall be calculated and Seller shall be entitled to its "allocable share" of such amount. As used herein, Seller's "allocable share" with respect to a tenant Lease means a fraction, the numerator of which is the number of days in the Applicable Period (i.e., the lease year as defined in such lease to which the applicable billing applies being herein called the "Applicable Period") in which such lease is in effect on or before the Closing Date and the denominator of which is the aggregate number of days in which such Lease is in effect during the entire Applicable Period. To the extent that either party has retained amounts in excess of the amount to which it is entitled hereunder, such party shall remit such excess amount to the other party within 15 days of such determination.

               (c) Cost Recoveries. Any cost recoveries for taxes, HVAC charges, common area maintenance contributions, insurance contributions and other charges collected from tenants and allocable in whole or in part to the period on or before the Closing Date, shall be allocated to such period based on a ratio of (a) the total of the corresponding category of expenses accrued on or before the Closing Date to (b) the total of such category of expenses for the entire period to which the reimbursement relates; provided that, to the extent any such charges are fixed dollar amounts, such charges shall be apportioned on a per diem basis. If Seller shall have collected any cost recovery amounts prior to the Closing which are allocable to a period beyond the Closing Date then such amounts shall be properly allocated to the period after the Closing Date. If the Purchaser collects any cost recovery amounts subsequent to the Closing which are allocable to a period on or before the Closing Date, then such amounts shall be properly allocated to the period on or before the Closing Date. Each party will promptly remit to the other party any amounts in excess of the amount to which it is entitled following a final determination of such cost recoveries.

          (3) Security Deposits. Seller shall deliver or provide a credit in an amount equal to all prepaid rentals for periods after the Closing Date, all credit amounts due to tenants for overpayments of cost recovery amounts prior to the Closing Date, and all security deposits (to the extent the foregoing are held by Seller and are not applied or forfeited prior to the Closing Date) to Purchaser on the Closing Date.

          (4) Existing Note Payments and Credit. If the Existing Note is to be assumed by Purchaser hereunder, interest under the Existing Note shall be prorated as of the Closing Date. In addition, in the event that the Existing Note is to be assumed by Purchaser hereunder, Purchaser shall be entitled to a credit in an amount equal to $4,000.00 times the number of days from the Closing Date through January 3, 1995. By way of example, if title to the Subject Property shall be subject to the Existing Note and Existing Encumbrance, and the Closing Date shall be December 15, 1994, then Purchaser shall be entitled to a credit hereunder equal to $80,000.00 (i.e., $4,000.00 times 20, the number of days from the Closing Date through January 3, 1995). Seller shall be entitled to a credit in the amount of the tax, insurance and other escrow or impound accounts maintained under the Existing Note and Existing Encumbrance (provided such escrow or impound accounts are transferred for the benefit of Purchaser).

          (5) Operating Expenses. All operating expenses with respect to the Subject Property.

          (6) Certain Tenant Allowances. Seller shall pay the cost of the tenant allowances incurred or expected to be incurred in connection with the leases specified in Exhibit "Q") (such payment obligation being herein called the "Seller Tenant Allowance Obligation"). If the Seller Tenant Allowance Obligations have not been paid to the applicable tenants by Seller as of the Closing Date, then Purchaser shall be entitled to a credit equal to the difference between the applicable portion of the Seller Tenant Allowance Obligations to be paid to such tenant and the amount actually paid by Seller to such tenant with respect thereto on or before the Closing Date. Purchaser agrees that it will pay or reimburse Seller or the tenant, as applicable, for all tenant improvement and leasing commission obligations of the landlord under the leases listed on Exhibit "R" attached hereto and made a part hereof ("Pending Leases") (with any amounts due to Seller being credited on the Closing Date) and that it will acquire the Subject Property subject to any other provisions of such Pending Leases (including any free rent provisions contained therein).

     6.   CONDEMNATION OR DESTRUCTION OF SUBJECT PROPERTY.

     A. Substantial Condemnation or Casualty. In the event that on or prior to the Closing Date, either any portion of the Subject Property is condemned or threatened to be condemned or any of the improvements on the Subject Property are damaged or destroyed by any casualty, Seller shall notify Purchaser immediately in writing of such event. To the extent that the cost of repairing such damage shall reasonably be $250,000.00 or more, including the amount of any deductible, then, and in any of such events, Purchaser may
(i) terminate this Agreement by notice in writing to Seller delivered at least five (5) days prior to the last day for Closing or if Purchaser receives Seller's notice of such event within said 5-day period, then on the Closing Date, and thereupon the parties shall be released and discharged from any further obligations to each other, this Agreement shall become null and void, and the Escrow Deposit shall be refunded to Purchaser; or (ii) proceed to Closing, in which event the Purchase Price shall be reduced by the total of any awards or other proceeds received by Seller on or before the date of Closing with respect to any such taking, fire or other casualty (as applicable) which were not used to restore the Property, and at Closing Seller shall assign to Purchaser all of Seller's right to any and all awards or other proceeds paid or payable thereafter by reason of any such taking, fire or other casualty (as applicable); or (iii) postpone the Closing until not later than twenty (20) days after the date that the condemnation or taking becomes final and non-appealable and the proceeds therefor have been paid to Seller, or until not later than twenty (20) days after the date that the amount of the insurance proceeds attributable to such fire or other casualty is finally determined and paid to Seller. In the event of any such postponement by Purchaser, Purchaser shall thereafter again have the right to elect to proceed under items (i) or (ii) above by written notice to Seller given no later than five (5) days prior to the postponed date of Closing determined in accordance with item (iii) above. Seller shall have no responsibility for the restoration and repair of that portion of the Subject Property condemned, destroyed or damaged as aforesaid. Seller shall be liable for the payment of any deductible due in connection with any such insurance proceeds and shall not be limited by paragraph 10.B.(3) hereof.

     B. Insubstantial Condemnation or Casualty. In the event that, on or prior to the Closing Date, either any portion of the Subject Property is condemned or threatened to be condemned or any improvements on the Subject Property are damaged or destroyed by casualty, Seller shall notify Purchaser immediately in writing of such event. To the extent that the cost of repairing same shall be less than $250,000.00, then, in any such event, the Purchase Price shall be reduced by the total of any awards or other proceeds received by Seller on or before the date of Closing with respect to any such taking, fine or casualty (as applicable) which were not used to restore the Property, and Seller shall at Closing assign Purchaser all of Seller's right to any and all awards or other proceeds paid or payable thereafter by reason of any such taking, fire or other casualty (as applicable). Seller shall have no responsibility for the restoration and repair of that portion of the Subject Property condemned, destroyed or damaged as aforesaid. Seller shall be liable for the payment of any deductible due in connection with any such insurance proceeds and shall not be limited by paragraph 10.B.(3) hereof.

     With respect to any claims to be assigned to Purchaser pursuant to this Agreement, Seller agrees that it will not settle such claims without Purchaser's participation and consent (which shall not be unreasonably withheld). The provisions of this paragraph 6 shall survive Closing (subject to the one-year survival limitations set forth in paragraph 7.C. hereof).

     7.   REPRESENTATIONS, WARRANTIES AND COVENANTS.

     A.   Representations, Warranties and Covenants of Seller.

          (1) General Disclaimer. To induce Seller to enter into this Agreement, Purchaser acknowledges that: (a) except as set forth in this Agreement and any other Closing Document, no representation, warranty, guarantee, promise, statement or estimate of any nature whatsoever upon which Purchaser is relying, whether written or oral, express or implied, in fact or in law, has been made by Seller, any agent, employee, attorney-in-fact or at law, or other person representing or purporting to represent Seller or otherwise; (b) Purchaser has examined, reviewed and inspected all matters which in Purchaser's judgment bear upon the Subject Property and its value and suitability for Purchaser's purposes; and (c) except as to matters specifically set forth in this Agreement or in the other Closing Documents, Purchaser will acquire the Subject Property solely on the basis of its own physical and financial examinations, reviews and inspections and the title insurance protection afforded by the Owner's Policies.

          (2) DTPA Waiver. Purchaser hereby acknowledges that Purchaser has waived and relinquished all provisions of the Texas Deceptive Trade Practice-Consumer Protection Act (Chapter 17, Subchapter E, of the Texas Business and Commerce Code) in connection with the sales transaction contemplated by this Agreement. Purchaser represents and warrants to the Seller that: (a) Purchaser is not in a significantly disparate bargaining position; (b) Purchaser is represented by legal counsel in connection with the sale contemplated by this Agreement; and (c) Purchaser is knowledgeable and experienced in the purchase, operation, ownership, refurbishing and sale of regional shopping mall properties, and is fully able to evaluate the merits and risks of this transaction.

          (3)  Representations and Warranties of Seller.  To induce
Purchaser to enter into this Agreement, Seller hereby makes the representations, warranties and covenants hereinafter set forth; each of which is material to and is relied upon by Purchaser. Seller hereby represents, warrants and covenants that, as of the date hereof:

               (a) Rent Roll. Attached as Exhibit "S" and made a part hereof, is a true, complete and accurate list, as of the date thereof, of all tenant leases respecting the Subject Property, and a rent roll ("Rent Roll") which is true, complete and accurate as to the matters set forth therein. No party is entitled to any leasing commissions or leasing fees chargeable to the landlord under any of the Leases except as expressly set forth on the Rent Roll.

               (b)  Status of Leases.

               (i) To the knowledge of Seller, all Leases are in full force and effect;

               (ii) Seller has not received any written notice of a material default under any of such tenant Leases that remains uncured or asserting any material claim or losses for any material claim for reduction, deduction, or set-off against the rent under any Lease;

               (iii) Except as disclosed on Exhibit "S-1" attached hereto and by this reference made a part hereof, all rental and other payments due under the Leases are current as of the date of the report attached as Exhibit "S-1" and no rent has been paid more than one (1) month in advance;

               (iv) Seller has the sole right to collect the rents under the Leases and neither such right nor any of the Leases is presently assigned, pledge, hypothecated or otherwise encumbered by Seller (or any predecessor) except as provided in the documents evidencing the Existing Note (as to which the Lender has not asserted nor exercised any right to collect such rents);

               (v) Except as disclosed on Exhibit "S-1" (as to monetary defaults) or Exhibit "S-2" (as to non-monetary defaults), to the knowledge of Seller, there is no existing default by any tenant under any Lease in the performance of any material obligations under the Leases or any event that with notice or passage of time, or both, would constitute such a default by any tenant under any Lease;

               (vi) Except in connection with the Seller Tenant Allowance Obligations or the Pending Leases, there is no tenant improvement work under any of the Leases required to be completed by Seller as landlord which has not been completed, and no tenant improvement work presently being performed which is required to be completed by Seller as landlord after Closing; and

               (vii)Seller has not received notice, written or oral, that any tenant or Anchor Store will vacate all or part of its premises, other than as shown on Exhibit "S-3".

Notwithstanding anything to the contrary contained herein, Seller shall have no obligation or liability to Purchaser with respect to any of the foregoing matters which shall be confirmed as correct without enforceable restrictions on Purchaser's ability to rely thereon in any estoppel certificate which may be delivered by any of the tenants under the tenant Leases (it being understood that matters which are not known to any such tenant which limits its estoppel certificate with respect to such matters to knowledge shall not be deemed confirmed by such tenant for the foregoing purposes).

               (c) Litigation; Condemnation; Bankruptcy. Except as set forth in Exhibit "T" attached hereto and by this reference made a part hereof, there is no pending or, to the knowledge of Seller, threatened action, litigation, condemnation or other proceeding against the Subject Property or against Seller with respect to the Subject Property nor are there any pending or, to the knowledge of Seller, threatened bankruptcy or insolvency proceedings against Seller.

               (d) Compliance. Except for the Hart-Scott-Rodino filing and except for compliance with certain reporting requirement obligations under the rules and regulations of the Securities and Exchange Commission, no action or filing with any governmental or public body or authority by Seller is required to authorize, or is otherwise required in connection with, the execution, delivery and performance of this Agreement by Seller. Seller has received no written notice of any actual or pending imposition of any assessments or rollback taxes upon the Subject Property or any portion thereof which are not of record. Seller has not received any written notice or order of any government authority having jurisdiction over any of the Subject Property not fully and duly complied with, affecting, in any material respect, the use or operation of any part thereof, or requiring, as of the date hereof or a specified date in the future, any material repairs or alterations or additions or improvements thereof. Seller has received no written notice from, and has no knowledge that, any governmental authority having jurisdiction over the Subject Property considers the Subject Property not to be in compliance with applicable laws or ordinances.

               (e) Service Contracts. Seller has not entered into any service agreements or contracts ("Service Contracts") or other agreements (other than as set forth in this Agreement) relating to the Subject Property which will be in force on the Closing Date, except as described in Exhibit "U" attached hereto, and Seller has not received any written notice of any material default thereunder that remains uncured.

               (f) Existing Financing. As of November 1, 1994, the outstanding principal balance of the Existing Note is approximately $24,557,283. Seller has not received any written notice of a monetary default or a material non-monetary default under the Existing Note that remains uncured. Notwithstanding anything to the contrary contained herein, Seller shall have no obligation or liability to Purchaser with respect to any of the foregoing matters which shall be confirmed as correct in any estoppel certificate which is delivered by Lender to Purchaser without enforceable restrictions on Purchaser's ability to rely thereon (it being understood that matters which are not known to Lender with respect to matters as to which Lender has limited its estoppel to its knowledge shall not be deemed confirmed by Lender for the foregoing purposes). Seller is not in monetary default under the Existing Note or the other documents evidencing or securing the Existing Note ("Financing Documents"). Seller is not in default of any material non-monetary obligation under the Financing Documents nor has any event occurred that with the passage of time or the giving of notice, or both, would become a default by Seller of any non-monetary obligation under the Financing Documents (not heretofore substantially cured by Seller in all respects or waived by the Lender). Lender has not permitted any moratorium or other postponement or forgiveness of the payment of principal or interest payable under the Financing Documents.

               (g) Operating Agreement. Attached hereto as Exhibit "V" and made a part hereof is a description of the Restated Operating Agreement (the "Operating Agreement") between Seller's predecessor-in-interest and the Anchor Stores (or their predecessors-in-interest). Seller has not received any written notice of a default under the Operating Agreement that remains uncured. Seller is not in default of any monetary or material non-monetary obligation under the Operating Agreement, nor has any event occurred that with the lapse of time or the giving of notice or both would become a default by Seller of any monetary or material non-monetary obligation under the Operating Agreement not heretofore substantially cured by Seller in all respects or waived by the parties thereto, the effect of which cure or waiver is to have terminated any further right of the parties thereto to exercise any rights or remedies under the Operating Agreement as a result of such default. Except as disclosed on Exhibit "V-1", all payments due under the Operating Agreement are current as of the date set forth in the report attached as Exhibit "V-1", and no such payments have been paid more than one month in advance. Seller has the sole right to collect any amounts collectible from the Anchor Stores under the Operating Agreement. The only agreements that Seller has entered into with any of the Anchor Stores, other than the Operating Agreement, are set forth on Exhibit "V-2". Notwithstanding anything to the contrary contained herein, Seller shall have no obligation or liability to Purchaser with respect to any of the foregoing matters which shall be confirmed as correct without enforceable restrictions on Purchaser's ability to rely thereon in any estoppel certificate which may be delivered by any of the Anchor Stores (it being understood that matters which are not known to any such Anchor Store which limits its estoppel certificate with respect to such matters to knowledge shall not be deemed confirmed by such Anchor Store for the foregoing purposes).

               (h)  Environmental Matters.

                    (i)  Except as disclosed in the "Environmental
Reports" identified on Exhibit "W", to the Seller's knowledge, the Subject Property contains no Hazardous Material (as hereinafter defined) which are in violation of any applicable Environmental Laws (as hereinafter defined) and which, as of the date hereof, would give rise to an Environmental Compliance Cost (as hereinafter defined).

                    (ii) Except as disclosed in the Environmental
Reports, to Seller's knowledge neither Seller, nor any user or occupant of the Subject Property during Seller's period of ownership of the Subject Property, nor any prior owner of any user or occupant of the Subject Property prior to the Seller's ownership of the Subject Property, has conducted or authorized the use, generation, transportation, storage, handling, treatment, or disposal of any Hazardous Material at or near the Subject Property in violation of any applicable Environmental Laws which, as of the date hereof, would give rise to an Environmental Compliance Cost; and, except as disclosed in the Environmental Reports, to Seller's knowledge, neither the Seller nor the Subject Property is subject to any liability or obligation which could, as of the date hereof, give rise to an Environmental Compliance Cost as a result of
(a) the environmental conditions on or under the Subject Property (whether originating on the Subject Property or from any other property); or (b) the past or present use, management, transportation, treatment, generation, storage, disposal, or release of Hazardous Material on, at, or from the Subject Property.

                    (iii)  Except as disclosed in the Environmental
Reports, to Seller's knowledge, neither during the period that Seller has owned the Subject Property nor prior thereto, has there been any spill, discharge, release, emission, or contamination of the Subject Property by any Hazardous Material in violation of Environmental Laws which would, as of the date hereof, give rise to an Environmental Compliance Cost.

                    (iv) There is no pending or, to Seller's knowledge, threatened claim, litigation or proceeding before any court or any governmental or administrative body in which any person or entity alleges the presence, discharge, spill, release, or threat of release of any Hazardous Material which, if determined adversely, would, as of the date hereof, give rise to an Environmental Compliance Cost.

                    (v) There are no agreements between the Seller and any governmental body or agency (Federal, state or local) or any private entity concerning the Environmental Laws or relating in any way to the presence, spill, discharge, release, threat of release, storage, treatment or disposal of any Hazardous Material.

                    (vi) Except as disclosed in the Environmental
Reports, to Seller's knowledge, any above-ground or underground storage tanks on the Subject Property or adjacent property have been properly registered with the applicable federal, state and local governmental authorities and are in compliance with the standards for stationary tanks contained in applicable state and local statues and regulations and regulations for underground storage tanks promulgated by the U.S. Environmental Protection Agency in 40 CFR Part 280; and, except as disclosed in the Environmental Reports, to Seller's knowledge, there has never been a discharge of any pollutants, contaminants or petroleum products from any of the above ground or underground storage tanks which would, as of the date hereof, give rise to an Environmental Compliance Cost and neither the Subject Property nor any adjacent property has ever been the subject of a petroleum contamination site cleanup or remediation under any Environmental Law.

                    (vii) For purposes of this Agreement:  (aa)
"Environmental Laws" means the Resource Conservation and Recovery Act, 42, U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601 et seq. ("CERCLA"), the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Clean Air Act, 42 U.S.C. 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 Section 136 et seq. and all other applicable federal, state, county, municipal, administrative or other environmental, health and/or safety laws, ordinances, rules, regulations and requirements pertaining to the environmental, health, safety or ecological conditions; and (bb) "Hazardous Material" means (1) any "hazardous substance" defined as such in (or for purposes of) CERCLA, or any so-called "superfund" or "superlien" law, including the judicial interpretation thereof; (2) any "pollutant or contaminant" as defined in 42 U.S.C.A. Section 9601(33); (3) any material now defined as "hazardous waste" pursuant to 40 C.F.R. Part 260; (4) any petroleum, including crude oil or any fraction thereof; (5) natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel; (6) any "hazardous chemical" as defined pursuant to 29 C.F.R. Part 1910; and (7) any other substance, regardless of physical form, that is subject to any other law or other past, present or future requirement of a governmental authority regulating, relating to, or imposing obligations, liability , or standards, of conduct, concerning the protection of human health, plant life, animal life, natural resources, or property; provided that "Hazardous Material" shall not be deemed to include
(i) ordinary cleaning supplies and office supplies, customarily used in the operation of a regional mall or retail stores located in a regional mall and kept in such quantities as is customarily found in such space provided the same are stored and disposed of in accordance with all laws regulating the same, or (ii) motor oil and gasoline contained in or discharged from vehicles not primarily used for the transport of motor oil or gasoline.

                    (viii) The term "Environmental Compliance Cost" means any out-of-pocket cost, fee or expense incurred directly to satisfy any requirement or liability imposed by a governmental authority having jurisdiction over the Subject Property or by a third party in any final non-appealable judgment, to the extent the same is required to bring the Subject Property into compliance with, or results from any violation or liability by Seller or the Property under, applicable Federal, State and local laws and regulations dealing with Hazardous Materials.

               (i)  Existence; Binding Effect; Due Authority.  This
Agreement and all agreements, instruments and documents herein provided to be executed or to be caused to be executed by Seller are and on the Closing Date will be duly authorized, executed and delivered by and are binding upon Seller and enforceable in accordance with the terms thereof. Seller is a limited partnership, duly organized and validly existing under the laws of the State of Illinois, and is duly authorized and qualified to transact the business it presently conducts and to do all things required of it under this Agreement, and performance of this Agreement will not require any additional consent or approval by the partners in Seller. Seller has the power, capacity and authority to make, deliver and perform this Agreement and to consummate the transactions herein provided.

               (j) Financial Statements. For informational purposes only (without representation or warranty), Seller has provided to Purchaser copies of unaudited summaries of cash receipts and disbursements for the Subject Property as at December 31 in the years 1990 through 1993, inclusive, and a year-to-date summary of cash receipts and disbursement statements for the period ended September 30, 1994 (with updated year-to-date summaries to be delivered in connection with the closing hereunder). In addition, Seller has delivered true and correct copies of Seller's financial statements for 1991 through 1993, together with true and correct copies of unaudited 10Qs for the first three quarters of calendar year 1994.

               (k) No Conflict. Neither the execution and delivery of this Agreement and the other Closing Documents executed by Seller in connection with the Closing nor the performance by Seller of its obligations thereunder will (i) violate in any material manner any provision of law or rule or regulation thereunder or any order, injunction or decree of any court or other governmental body to which Seller is a party or by which it is bound,
(ii) conflict with in any material manner or result in a material breach (which has not been waived) of any of the terms, conditions or provisions of any agreement or instrument to which Seller is a party or by which it is bound, or constitute a material default thereunder, (iii) violate in any material manner any restriction to which Seller is subject or (iv) result in the creation of any lien, charge or encumbrance upon the Subject Property, or any portion thereof.

               (l) No Latent Defects. To Seller's knowledge, except as disclosed in the reports described in Exhibit "X" hereto, there are no "latent defects" to the Improvements. As used herein, "latent defects" means material defects to the structural integrity of the Improvements which could not be discovered by a prudent buyer diligently inspecting the Improvements (such inspections including structural and engineering inspections by appropriate professionals) and that, though not so discoverable, were known to Seller.

               (m) Agreements. Seller has not entered into, nor to Seller's knowledge is the Subject Property subject to, any other agreement, option or lease (including any agreement for the sale, mortgage, pledge, hypothecation, lease or other transfer (written or oral) with respect to the Subject Property which will survive the Closing hereunder except the Leases, the Financing Documents, the Service Contracts, the Operating Agreement, the agreements, if any, listed in Exhibit "Y" attached hereto and by this reference made a part hereof, and any other matters of record. Seller has furnished or made available or caused to be furnished or made available to Purchaser a true and correct copy of each such agreement or other instrument in Seller's possession. Seller is not in material default thereunder and no event has occurred which with the giving of notice or the passage of time will constitute a material default thereunder.

               (n) Agreements with Related Persons. Seller is not now, nor upon consummation of the transactions contemplated herein will the Seller be a party to any transaction or agreement with any Related Person to Seller directly relating to the Subject Property or any portion thereof, except for the Manager and the JMB Insurance Agency providing insurance coverage for the Subject Property. For purposes hereof, "Related Person" shall mean any person or entity ("Person") that has any of the following relationships with the Seller (the "Subject Person"): (i) any corporation, partnership, trust or other Person or entity controlling, controlled by or under common control with the Subject Person without regard to percentage of ownership; or (ii) any Person or entity which shares with the Subject Person, directly or indirectly, more than a five percent (5%) common ownership interest, in the aggregate (for example only, (a) if the Subject Person owns a twenty-five percent (25%) interest in Person A, then Person A shall be a Related Person with respect to the Subject Person by reason of a direct twenty-five percent (25%) ownership interest in Person A; (b) if Person A owns a twenty percent (20%) interest in Person B, then Person B shall be a Related Person with respect to the Subject Person by reason of an indirect five percent (5%) ownership interest, in the aggregate, in Person B; or (c) if Person X owns a thirty percent (30%) interest in the Subject Person and Person X owns a sixty percent (60%) interest in Person C, then Person C shall be a Related Person with respect to the Subject Person by reason of a common ownership interest of Person X of more than five percent (5%) in each of the Subject Person and Person C)."

               (o) Rights to Acquire Property. Neither Seller nor any Related Person of Seller currently owns, has any right, option or right of refusal to acquire, whether exercisable currently or in the future, by purchase, lease or otherwise, any interest in any tenants in the Subject Property, any Anchor Store, or any other property within ten (10) miles of the Subject Property which has been developed for, or is suitable or upon the razing of improvements thereon would be suitable for development for, a regional shopping center, nor has any such Person any right to delay, impair or prevent any expansion of the Subject Property.

               (p) Merchant's Fund. All fees and monies owed by Seller on behalf of the Merchant's Fund and, to Seller's knowledge, from tenants have been made (it being understood that all such amounts shall be expended by Closing and no amounts prorated or credited to Purchaser at Closing therefor).

               (q) ERISA; Personnel. As of the date hereof, Seller does not employ any person at the Subject Property nor is Seller a party, or obligated to become a party, to any union or other collective bargaining contract pertaining to the operation and maintenance of the Subject Property, and there are no labor disputes which pertain to the operation or maintenance of the Subject Property. There are no employees of Seller to whom Purchaser shall, at or after Closing, have any obligation in a capacity as a successor employer. No portion of the Subject Property constitutes "plan assets" of any "Employee Benefit Plan" (as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974 - 'ERISA') within the meaning of 29 C.F.R. Section 2510.3-101. There are no circumstances under which the Purchaser could be liable for any tax, lien, liability, penalty, cost, interest, assessment or other similar type of expense relating to any Employee Benefit Plan maintained by the Seller which has employees who would otherwise be treated pursuant to
Section 4001(a)(14) of ERISA and/or Section 14(b), (c), (m) or (o) of the Code as employees of a single employer which includes the Seller (an "ERISA Affiliate") (assuming a like definition of "Employee Benefit Plan" were applicable to each ERISA Affiliate).

          (4) Seller's Knowledge. Any and all uses of the phrases "to Seller's knowledge" or other references to Seller's knowledge in this Agreement shall mean the actual, present, conscious knowledge of James M. Whittington, Douglas Welker and Joyce Irwin (the "Seller Knowledge Individuals"). Purchaser acknowledges that, for purposes of the representations and warranties set forth in the Agreement, such individuals have not performed and are not obligated to perform any investigation or review of any files in the possession of Seller with respect to the subject matter addressed in the representations and warranties of Seller set forth in this Agreement and that the actual, present, conscious knowledge of any other individual or entity, shall not be imputed to the Seller Knowledge Individuals.

     B. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants that:

          (1) This Agreement and all agreements, instruments and documents herein provided to be executed or to be caused to be executed by Purchaser and are and on the Closing Date will be duly authorized, executed and delivered by and are binding upon Purchaser and enforceable in accordance with the terms thereof.

          (2) Purchaser is a limited partnership, duly organized and validly existing under the laws of the State of Texas, and is duly authorized and qualified to transact the business it presently conducts and to do all things required of it under this Agreement, and the performance of this Agreement will not require any additional consent or approval by the parties in Purchaser.

          (3) Purchaser has the power, capacity and authority to make, deliver and perform this Agreement and to consummate the transactions herein provided.

          (4) Except for the Hart-Scott-Rodino filing, no action or filing with any governmental or public body or authority by Purchaser is required to authorize, or is otherwise required in connection with the execution, delivery and performance of this Agreement by Purchaser.

          (5) No Conflict. Neither the execution and delivery of this Agreement and the other Closing Documents executed by Purchaser in connection with the Closing nor the performance by Purchaser of its obligations thereunder will (i) violate in any material manner any provision of law or rule or regulation thereunder or any order, injunction or decree of any court or other governmental body to which Purchaser is a party or by which it is bound, (ii) conflict with in any material manner or result in a material breach (which has not been waived) of any of the terms, conditions or provisions of any agreement or instrument to which Purchaser is a party or by which it is bound, or constitute a material default thereunder, or (iii) violate in any material manner any restriction to which Purchaser is subject.

          (6) Litigation; Bankruptcy. There is no pending or, to the knowledge of Purchaser, threatened action, litigation or other proceeding against Purchaser nor are there any pending or, to the knowledge of Purchaser, threatened bankruptcy or insolvency proceedings against Purchaser.

     C. Survival. Any cause of action of a party for a breach of the foregoing representations and warranties shall survive for a one year period commencing on the Closing Date, at which time such representations and warranties (and any cause of action resulting from a breach thereof of which notice thereof has not been delivered to the party against which a claim is made shall terminate. All other provisions of this Agreement shall survive in accordance with the terms hereof.

     D. Purchaser's Knowledge. Purchaser warrants and represents that none of Stanley A. Warnick and Lisa J. Saylor (the "Purchaser Knowledge Individuals") has any actual, present, conscious knowledge that any warranty or representation made by Seller in Paragraph 7.A. is untrue or inaccurate in any material respect. Seller acknowledges that, for purposes of the representation set forth in the preceding sentence, such individuals have not performed and are not obligated to perform any investigation or review of any files in the possession of Purchaser with respect to the subject matter addressed in the representations and warranties of Seller set forth in Paragraph 7.A. above and that the actual, present, conscious knowledge of any other individual or entity, shall not be imputed to the Purchaser Knowledge Individuals. If, at Closing, any of Purchaser Knowledge Individuals had actual, present, conscious knowledge of the untruth or inaccuracy which is the basis of Seller's breach of a specific warranty or representation, then with respect only to such specific warranty or representation, Purchaser shall be deemed to have waived any cause of action or claim for damage against Seller arising out of Seller's breach of such specific warranty or representation.

     E. Interim Covenants of Seller. Until the Closing Date or sooner termination of this Agreement:

          (1) Seller shall maintain the Subject Property in the same manner as prior hereto pursuant to its normal course of business (such maintenance obligations not including extraordinary capital expenditures or expenditures not incurred in such normal course of business), subject to reasonable wear and tear and further subject to destruction by casualty or other events beyond the control of Seller;

          (2) Seller shall not enter into any additional Service Contracts or other similar agreements without the prior consent of Purchaser, except those deemed reasonably necessary by Seller which are cancelable on 30 days' notice;

          (3) Seller shall continue to offer the Subject Property for lease in the same manner as prior hereto pursuant to its normal course of business and shall keep Purchaser reasonably informed as to the status of leasing prior to the Closing Date. During the term of this Agreement, Seller shall not enter into any new leases or modifications of existing Leases without the consent of Purchaser; provided, however, Seller may enter into the Pending Leases. Purchaser hereby acknowledges its approval of such Pending Leases. In no event shall Seller have any obligation to enter into any new lease or modify any existing lease unless Purchaser shall agree to pay or reimburse Seller or the tenant, as applicable, in the event of Closing all tenant improvement and leasing commission obligations of the landlord under or in connection therewith (with any amounts due Seller being credited on the Closing Date); provided, however, nothing in the foregoing shall limit or modify the obligations of the parties under paragraph 5.D.(6) above;

          (4) Seller has, simultaneously herewith, delivered to Purchaser a summary of its insurance coverage respecting the Subject Property including any deductibles. Seller agrees during the term of this Agreement to keep such insurance coverage (or substantially similar coverage) current and in full force and effect;

          (5) Seller shall not grant nor consent to any new encumbrance or other documents of record (such as easements or the like) covering the Subject Property which will survive the Closing without the prior written consent of Purchaser;

          (6) Seller shall not remove any equipment or other items from the Subject Property, except for items that are replaced by an item of equally suitable value free and clear of any lien or claim;

          (7) Seller shall use good faith efforts to notify Purchaser of any pending litigation which is not covered by insurance, arbitration or administrative hearing affecting the Subject Property reasonably promptly following receipt of notice thereof by Seller;

          (8) Seller shall keep Purchaser reasonably informed with respect to leasing activity and other actions of a material nature in respect of or affecting the Subject Property; and

          (9) Seller shall submit to Purchaser for Purchaser's approval all new leases, modifications, amendments for termination of or to leases, the Operating Agreements or Service Contracts.

     8.   INDEMNIFICATION.

     A. By Purchaser. In addition to the indemnification set forth in paragraph 4.A.(2), Purchaser shall hold harmless, indemnify and defend Seller from and against: (1) any and all third party claims for Purchaser's torts or breaches of contract related to the Subject Property and occurring on or after the Closing Date; and (2) all costs and expenses, including reasonable attorneys' fees, incurred by Seller as a result of the foregoing. The foregoing indemnifications shall not be construed to release Seller from any obligations or liabilities of Seller arising prior to the Closing Date.

     B. By Seller. Seller shall hold harmless, indemnify and defend Purchaser from and against: (1) any and all third party claims for Seller's torts or breaches of contract related to the Subject Property and occurring prior to the Closing Date; and (2) all costs and expenses, including reasonable attorneys' fees, incurred by the Purchaser as a result of such claims. The foregoing indemnifications shall not be construed to release Purchaser from any obligations or liabilities of Purchaser arising from and after the Closing Date.

     C. Generally. Each indemnification under this Agreement shall be subject to the following provisions: the indemnitee shall notify indemnitor of any such claim against indemnitee within 30 days after it has notice of such claim, but failure to notify indemnitor shall in no case prejudice the rights of indemnitee under this Agreement unless indemnitor shall be prejudiced by such failure and then only to the extent of such prejudice. Should indemnitor fail to discharge or undertake to defend indemnitee against such liability within 10 days after indemnitee gives indemnitor written notice of the same, then indemnitee may settle or defend such liability, and indemnitor's liability to indemnitee shall be conclusively established by such settlement or by any judgment incurred, the amount of such liability to include both the settlement consideration or judgment amount, as applicable, and the reasonable costs and expenses, including attorneys' fees, incurred by indemnitee in effecting such settlement or defense. The provisions of this Paragraph 8 shall survive Closing and shall not be merged into the Closing Documents.

     9.   DISPOSITION OF DEPOSITS.  IF THE TRANSACTION HEREIN  PROVIDED
SHALL NOT BE CLOSED BY REASON OF THE FAILURE OF ANY CONDITION PRECEDENT TO PURCHASER'S OBLIGATION TO CLOSE OR THE TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH PARAGRAPHS 4.B. OR 6 HEREOF, THEN THE ESCROW DEPOSIT SHALL BE RETURNED TO PURCHASER, AND NEITHER PARTY SHALL HAVE ANY FURTHER OBLIGATION OR LIABILITY TO THE OTHER. IF THE TRANSACTIONS HEREUNDER SHALL FAIL TO CLOSE SOLELY BY REASON OF SELLER'S DEFAULT, AND PURCHASER SHALL HAVE FULLY PERFORMED ITS OBLIGATIONS HEREUNDER AND SHALL BE READY, WILLING AND ABLE TO CLOSE, THEN
(1) PURCHASER SHALL BE ENTITLED TO SPECIFICALLY ENFORCE THIS AGREEMENT, OR (2) IF SELLER SHALL WILLFULLY TAKE ACTIONS SO AS TO PREVENT THE AVAILABILITY OF SPECIFIC ENFORCEMENT REMEDIES TO PURCHASER, PURCHASER SHALL BE ENTITLED, AT PURCHASER'S ELECTION, TO EITHER (X) A RETURN OF THE ESCROW DEPOSIT AND REIMBURSEMENT OF ITS ACTUAL OUT-OF-POCKET COSTS INCURRED IN CONNECTION WITH THE TRANSACTIONS HEREUNDER (SUCH COSTS NOT TO EXCEED $2,000,000 INCLUDING LEGAL FEES AND EXPENSES AND FEES AND EXPENSES OF ITS CONSULTANTS, SUCH AS ENGINEERS, ENVIRONMENTAL CONSULTANTS, ACCOUNTANTS) OR (Y) DAMAGES EQUAL TO THE DIFFERENCE BETWEEN THE EXCESS, IF ANY, OF THE VALUE OF THE SUBJECT PROPERTY AT THE TIME OF PURCHASER'S DEFAULT HEREUNDER AND THE PURCHASE PRICE SPECIFIED HEREUNDER. EXCEPT AS SPECIFICALLY SET FORTH ABOVE, NO OTHER ACTION, FOR DAMAGES OR OTHERWISE, SHALL BE PERMITTED; PROVIDED, HOWEVER, PURCHASER SHALL ALSO BE ENTITLED TO LEGAL FEES AND EXPENSES, IF ANY, INCURRED BY PURCHASER TO ENFORCE ITS RIGHTS TO RECEIVE EITHER SUCH AMOUNTS UNDER (X) OR (Y) OF THE IMMEDIATELY PRECEDING SENTENCE.

     IN THE EVENT THE TRANSACTION HEREIN PROVIDED SHALL NOT CLOSE BY REASON
OF PURCHASER'S DEFAULT UNDER THIS AGREEMENT, THEN THE ESCROW DEPOSIT SHALL BE DELIVERED TO SELLER AS FULL COMPENSATION AND LIQUIDATED DAMAGES UNDER AND IN CONNECTION WITH THIS AGREEMENT. IN THE EVENT THE TRANSACTION HEREIN PROVIDED SHALL CLOSE, THE ESCROW DEPOSIT SHALL BE APPLIED AS A PARTIAL PAYMENT OF THE PURCHASE PRICE. IN CONNECTION WITH THE FOREGOING, THE PARTIES RECOGNIZE THAT SELLER WILL INCUR EXPENSE IN CONNECTION WITH THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT AND THAT THE SUBJECT PROPERTY HAS BEEN AND WILL CONTINUE TO BE REMOVED FROM THE MARKET, FURTHER, THAT IT IS EXTREMELY DIFFICULT AND IMPRACTICABLE TO ASCERTAIN THE EXTENT OF DETRIMENT TO SELLER CAUSED BY THE BREACH BY PURCHASER UNDER THIS AGREEMENT AND THE FAILURE OF THE CONSUMMATION OF THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT OR THE AMOUNT OF COMPENSATION SELLER SHOULD RECEIVE AS A RESULT OF PURCHASER'S BREACH OR DEFAULT. IN THE EVENT THE SALE OF THE SUBJECT PROPERTY SHALL NOT BE CONSUMMATED ON ACCOUNT OF PURCHASER'S DEFAULT, THEN THE RETENTION OF THE ESCROW DEPOSIT SHALL BE SELLER'S SOLE AND EXCLUSIVE REMEDY UNDER THIS AGREEMENT BY REASON OF SUCH DEFAULT (PROVIDED, HOWEVER, SELLER SHALL ALSO BE ENTITLED TO LEGAL FEES AND EXPENSES, IF ANY, INCURRED BY SELLER TO ENFORCE ITS RIGHTS TO RECEIVE SUCH ESCROW DEPOSIT HEREUNDER).

          __________________       ____________________
          Seller's Initials        Purchaser's Initials

     10.  MISCELLANEOUS.

     A. Brokers. Seller represents and warrants to Purchaser, and Purchaser represents and warrants to Seller, that no broker or finder has been engaged by it, respectively, in connection with any of the transactions contemplated by this Agreement or to its knowledge in any way connected with any of such transactions. Seller hereby agrees to indemnify and hold Purchaser harmless from any and all claims, liabilities, costs and expenses (including, without limitation, court costs and attorney's fees) arising out of a claim of any broker, agent or consultant claiming through Seller. Purchaser hereby agrees to indemnify and hold Seller harmless from any and all claims, liabilities, costs and expenses (including, without limitation, court costs and attorney's fees) arising out of a claim of any broker, agent, consultant, claiming through Purchaser. Notwithstanding any provision contained to the contrary, the provisions of this paragraph shall survive the Closing or the earlier termination hereof.

     B.   Limitations of Liability.

          (1) Notwithstanding anything to the contrary contained herein, if the Closing of the transactions hereunder shall have occurred (and Purchaser shall not have waived, relinquished or released any applicable rights in further limitation), the aggregate liability of Seller arising pursuant to or in connection with the representations, warranties, indemnifications, covenants or other obligations (whether express or implied) of Seller under this Agreement (or any document executed or delivered in connection herewith) shall not exceed $8,000,000. Without limitation on the foregoing, in no event shall Seller have any liability for damages hereunder other than for actual damages (and in no event shall Seller have any liability for consequential or contingent damages or the like) and, in the case of Hazardous Materials, any liability of Seller related thereto shall be further limited to Environmental Compliance Costs.

          (2) Notwithstanding anything to the contrary contained herein, if the Closing of the transactions hereunder shall have occurred (and Seller shall not have waived, relinquished or released any applicable rights in further limitation), the aggregate liability of Purchaser arising pursuant to or in connection with the representations, warranties, indemnifications, covenants or other obligations (whether express or implied) of Purchaser under this Agreement (or any document executed or delivered in connection herewith) shall not exceed $8,000,000. Without limitation on the foregoing, (x) prior to Closing, in no event shall Purchaser have any liability for damages hereunder except to the extent of the Escrow Deposit (and legal fees related to litigation in connection therewith as provided in paragraph 9 above), and
(y) after Closing in no event shall Purchaser have any liability for damages hereunder other than for actual damages (and in no event shall Purchaser have any liability for consequential or contingent damages or the like after the Closing).

          (3) In no event shall either party hereto have any liability pursuant to or in connection with this Agreement or any Closing Document unless and until such liabilities exceed $200,000 in the aggregate; provided, however, nothing contained in this paragraph 10.B. shall limit Seller's or Purchaser's liability for any proration amounts provided for in this Agreement or Seller's liability for insurance proceeds or condemnation proceeds required to be turned over to Purchaser under paragraph 6 hereof or Seller's rights to obtain the Escrow Deposit under paragraph 9 above.

          (4) Notwithstanding anything to the contrary contained in this Agreement or in the other Closing Documents, no constituent partner in or agent of Seller, nor any advisor, trustee, director, officer, employee, beneficiary, shareholder, participant, representative or agent of any corporation or trust that is or becomes a constituent partner in Seller (including, but not limited to, JMB Realty Corporation and the individuals listed in paragraph 7.A.(3)) (collectively, "Seller Excluded Parties") shall have any personal liability, directly or indirectly, under or in connection with this Agreement or any other Closing Document, or any agreement, representation, warranty or other statement made or entered into under or pursuant to the provisions of this Agreement or any other Closing Document, or any amendment or amendments to any of the foregoing made at any time or times, heretofore or hereafter, and Purchaser and its successors and assigns and, without limitation, all other persons and entities, shall look solely to Seller's assets for the payment of any claim or for any performance, and Purchaser, on behalf of itself and its successors and assigns, hereby waives and releases any and all such personal liability as to such Seller Excluded Parties. Notwithstanding anything to the contrary contained in this Agreement or any other Closing Document, neither the negative capital account of any constituent partner in Seller (or in any other constituent partner of Seller), nor any obligation of any constituent partner in Seller (or in any other constituent partner of Seller) to restore a negative capital account or to contribute capital to Seller (or to any other constituent partner of Seller), shall at any time be deemed to be the property or an asset of Seller or any such other constituent partner (and neither Purchaser nor any of its successors or assigns shall have any right to collect, enforce or proceed against or with respect to any such negative capital account of partner's obligation to restore or contribute). The foregoing limitations are in addition to, and not in limitation of, any other limitations on liability contained in this Agreement or any other Closing Document or provided by law.

          (5) Notwithstanding anything to the contrary contained in this Agreement or in the other Closing Documents, no constituent partner in or agent of Purchaser, nor any advisor, trustee, director, officer, employee, beneficiary, shareholder, participant, representative or agent of any corporation or trust that is or becomes a constituent partner in Purchaser (including, but not limited to, Rodamco North America B.V., Hexalon Real Estate, Inc. or CGR Advisors and the individuals listed in paragraph 7.D.) (collectively, "Purchaser Excluded Parties") shall have any personal liability, directly or indirectly, under or in connection with this Agreement or any other Closing Document, or any agreement, representation, warranty or other statement made or entered into under or pursuant to the provisions of this Agreement or any other Closing Document, or any amendment or amendments to any of the foregoing made at any time or times, heretofore or hereafter, and Seller and its successors and assigns and, without limitation, all other persons and entities, shall look solely to Purchaser's assets (including the Escrow Deposit) for the payment of any claim or for any performance, and Seller, on behalf of itself and its successors and assigns, which prior to Closing shall not exceed the Escrow Deposit and which after Closing shall not exceed $8,000,000. Seller hereby waives and releases any and all such personal liability as to such Purchaser Excluded Parties. Notwithstanding anything to the contrary contained in this Agreement, or any other Closing Document neither the negative capital account of any constituent partner in Purchaser (or in any other constituent partner of Purchaser), nor any obligation of any constituent partner in Purchaser (or in any other constituent partner of Purchaser) to restore a negative capital account or to contribute capital to Purchaser (or to any other constituent partner of Purchaser), shall at any time be deemed to be the property or an asset of Purchaser or any such other constituent partner (and neither Purchaser nor any of its successors or assigns shall have any right to collect, enforce or proceed against or with respect to any such negative capital account of partner's obligation to restore or contribute). The foregoing limitations are in addition to, and not in limitation of, any other limitations on liability contained in this Agreement or any other Closing Document or provided by law.

     C. Entire Agreement. This Agreement contains the entire agreement between the parties respecting the matters herein set forth and supersedes all prior agreements between the parties hereto respecting such matters. This Agreement may not be modified or amended except by written agreement signed by both parties.

     D. Time of the Essence. TIME IS OF THE ESSENCE OF THIS AGREEMENT. Without limitation thereon, and notwithstanding anything to the contrary contained herein, in no event shall any extension right provided in this Agreement result in the Closing being extended beyond January 31, 1995.

     E. Interpretation. Each party acknowledges that such party and its counsel, after negotiation and consultation, have reviewed and revised this Agreement. As such, the terms of this Agreement shall be fairly construed and the usual rule of construction, to the effect that any ambiguities herein should be resolved against the drafting party, shall not be employed in the interpretation of this Agreement or any amendments, modifications or exhibits hereto or thereto. Any reference to "Dollars" or "$" herein shall mean U.S. Dollars.

     F. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Texas.

     G. Successors and Assigns. Purchaser may not assign or transfer its rights or obligations under this Agreement without the prior written consent of Seller (in which event such transferee shall assume in writing all of the transferor's obligationS hereunder, but such transferor shall not be released from its obligations hereunder); provided, however, Purchaser may assign its interest in this Agreement to a limited partnership in which Purchaser or an affiliate of Purchaser (i.e., an entity controlling, controlled by or under common control with Purchaser) is the managing general partner and has not less than a 51% interest in capital and profits in such limited partnership. No consent given by Seller to any transfer or assignment of Purchaser's rights or obligations hereunder shall be construed as a consent to any other transfer or assignment of Purchaser's rights or obligations hereunder. No transfer or assignment in violation of the provisions hereof shall be valid or enforceable. Subject to the foregoing, this Agreement and the terms and provisions hereof shall inure to the benefit of and be binding upon the successors and assigns of the parties.

     H. Notices. Any notice which a party is required or may desire to give the other shall be in writing and shall be sent by personal delivery or by mail (either (i) by United States registered or certified mail, return receipt requested, postage prepaid, or (ii) by Federal Express or similar generally recognized overnight carrier regularly providing proof of delivery), addressed as follows (subject to the right of a party to designate a different address for itself by notice similarly given):

          To Purchaser:

          Collin Creek Mall, L.P.
          950 East Paces Ferry Road
          Suite 2275
          Atlanta, Georgia  30326
          Attention:  Mr. Dale R. Gilomen

          With Copy To:

          Arnall Golden & Gregory
          2800 One Atlantic Center
          1201 West Peachtree Street
          Atlanta, Georgia  30309
          Attention:  Paula A. Ball, Esq.

          To Seller:

          JMB Income Properties, Ltd.-X
          900 North Michigan Avenue
          19th Floor
          Chicago, Illinois  60611
          Attention:  Mr. James M. Whittington

          With Copy To:

          Pircher, Nichols & Meeks
          1999 Avenue of the Stars
          Suite 2600
          Los Angeles, California  90067
          Attention:  Real Estate Notices (GML)

Any notice so given by mail shall be deemed to have been given as of the date of delivery (whether accepted or refused) established by U.S. Post Office return receipt or the overnight carrier's proof of delivery, as the case may be. Any such notice not so given shall be deemed given upon receipt of the same by the party to whom the same is to be given.

     I. Legal Costs. The parties hereto agree that they shall pay directly any and all legal costs which they have incurred on their own behalf in the preparation of this Agreement, all deeds and other agreements pertaining to this transaction and that such legal costs shall not be part of the closing costs. In addition, if either Purchaser or Seller brings any suit or other proceeding with respect to the subject matter or the enforcement of this Agreement, the prevailing party (as determined by the court, agency or other authority before which such suit or proceeding is commenced), in addition to such other relief as may be awarded, shall be entitled to recover reasonable attorneys' fees, expenses and costs of investigation actually incurred. The foregoing includes, but is not limited to, attorneys' fees, expenses and costs of investigation (including, without limitation, those incurred in appellate proceedings), costs incurred in establishing the right to indemnification, or in any action or participation in, or in connection with, any case or proceeding under Chapter 7, 11 or 13 of the Bankruptcy Code (11 United States Code Sections 101 et seq.), or any successor statutes.

     J. Nonrefundable Consideration. Contemporaneously with the execution and delivery of this Agreement, Purchaser has delivered to Seller and Seller hereby acknowledges the receipt of cash in the amount of $100.00 ("Independent Contract Consideration"), which amount the parties bargained for and agreed to as consideration for Purchaser's rights to inspect and purchase the Subject Property pursuant to this Agreement and for Seller's execution, delivery and performance of this Agreement. The Independent Contract Consideration is in addition to and independent of any other consideration or payment provided in this Agreement, is nonrefundable, and it is fully earned and shall be retained by Seller notwithstanding any other provision of this Agreement.

     K. Counterparts. This Agreement may be executed in two or more counterparts, each of which when fully executed shall be an original, and all of said counterparts taken together shall be deemed to constitute one and the same agreement. It shall not be necessary for each party to execute all counterparts so long as each party executes at least one counterpart.

     L. Severability. If any provision hereof or the application thereof to any party or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other parties or circumstances shall not be affected thereby and shall be enforced to the fullest extent permitted by law. It is the intention of the parties hereto that in lieu of each provision of this Agreement which is determined to be invalid or unenforceable, there shall be added, as part of this Agreement, such an alternative clause or provision as may be valid or enforceable but otherwise as close to the applicable original provision as possible.

     M. Sole Benefit. Except as specifically provided in Paragraph 10.G. hereof, the rights and benefits set forth in this Agreement and in all the other Closing Documents are for the sole and exclusive benefit of the parties thereto and may be relied upon only by them and no other.

     N. Headings; Pronouns. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders; the singular shall include the plural, and the plural shall include the singular. Titles or headings of Articles, Paragraph, Sections and Subsections in this Agreement are for convenience only, and neither limit nor amplify the provisions of this Agreement, and all references in this Agreement to Articles, Sections, Subsection, paragraphs, clauses, subclauses, or Exhibits or Schedules shall refer to the corresponding Article, Section, Subsection, paragraph, clause, subclause of, or Exhibit or Schedule attached to, this Agreement, unless a specific reference is made to the articles, sections or other subdivisions, divisions of or Exhibit or Schedule to, another document or instrument. The term "hereof", "herein" or words of similar import shall be deemed to refer to this Agreement unless the context otherwise specifies. The phrase "including" shall be deemed to mean "including, without limitation."

     O. Exhibits/Schedules. All Exhibits and Schedules attached hereto are by this reference made a part hereof.

     P. Subsequent Documentation. Purchaser and Seller each agrees that it will, at any time, at or after Closing, duly execute and deliver to the other any additional documents and instruments that shall be reasonably necessary in connection with the consummation of the transactions contemplated herein (provided the same do not materially increase the costs to, or liability or obligations of, such party in a manner not otherwise contemplated herein).

     Q. Conflict. In the event of any conflict between any provision of this Agreement and any provision of any of the other Closing Documents, such Closing Document shall control and shall not be limited by the provisions hereof.

     R. Remedies Cumulative. Except as otherwise set forth in this Agreement, each and every one of the rights, benefits and remedies to Seller or Purchaser by this Agreement, or any instrument or documents executed pursuant to this Agreement, are cumulative and shall not be exclusive of any other of said rights, remedies and benefits allowed by law or equity to Seller or Purchaser.

     S. Consent to Jurisdiction. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto shall be governed by and construed in accordance with the laws of the State of Texas and shall be brought in the courts of the State of Texas or of the United States of America for the Districts of Texas as appropriate, and the parties hereto accept for themselves and in respect of their property, generally and unconditionality, the jurisdiction of the aforesaid courts, and consent to the recognition and enforcement of any judgment duly entered therein by any court of any jurisdiction in which the party against which any such judgment may have been entered, or its property may be found. The parties each irrevocably consent to the service of process out of any of the aforementioned courts in any action or proceeding hereunder by any means permitted by applicable law. Nothing herein shall affect the right to serve process in any other manner permitted by law.

     T. Business Day. In the event that any time period set forth herein expires, or other identified date occurs, on a date that is not a business day, then such date shall be extended until the next following business day. The term "business day" as used herein shall mean every day, excluding Saturdays, Sundays and legal or banking holidays.

                         JMB INCOME PROPERTIES, LTD.-X,
                         an Illinois limited partnership

                         By:  JMB REALTY CORPORATION,
                              a Delaware corporation,
                              General Partner

                              By: _________________________
                                   Name: __________________
                                   Title: _________________
                                          "Seller"


                         COLLIN CREEK MALL, L.P.,
                         a Texas limited partnership

                         By: ______________________________
                             a ____________________________
                             General Partner


                              By: _________________________
                                   Name: __________________
                                   Title: _________________
                                           "Purchaser"

                 ESCROW HOLDER'S ACKNOWLEDGMENT


     The undersigned hereby executed this Agreement to evidence its agreement to act as Escrow Holder in accordance with the terms of this Agreement.


Date: _______________TICOR TITLE INSURANCE COMPANY,
                         a ____________________________


                         By: _________________________
                              Name: __________________
                              Title: _________________
                                     "Escrow Holder"

                          EXHIBIT LIST
                (Collin Creek Mall, Plano, Texas)


     "A"    -  Description of Land
     "B"    -  Personal Property
     "C"    -  Contracts
     "D"    -  Existing Encumbrance and Existing Note
     "E-1"  -  Permitted Exceptions and Survey Matters
     "E-2"  -  Disapproved Title and Survey Matters
     "E-3"  -  Co-Insurance and Reinsurance Requirements
     "G"    -  Lender's Estoppel Certificate
     "H"    -  Anchor Estoppel Certificate
     "I"    -  Tenant Estoppel Certificate
     "J"    -  Special Warranty Deed
     "K"    -  Operating Agreement Assignment and Assumption
     "L"    -  Lease Assignment and Assumption
     "M"    -  Contract Assignment and Assumption
     "N"    -  Bill of Sale
     "O"    -  FIRPTA Certificate
     "P"    -  Management Agreement
     "Q"    -  Seller Tenant Allowance Obligations
     "R"    -  Pending Leases
     "S"    -  List of Tenant Leases and Rent Roll
     "S-1"  -  Current Tenant Delinquencies
     "S-2"  -  Tenant Non-Monetary Defaults
     "S-3"  -  Notices from Tenants or Anchor Stores re: Vacation of
               Premises
     "T"    -  List of Litigation
     "U"    -  Service Contracts
     "V"    -  Description of Operating Agreement
     "V-1"  -  Operating Agreement Delinquencies
     "V-2"  -  Additional Anchor Store Agreements
     "W"    -  Environmental Reports
     "Y"    -  Additional Agreements Affecting Subject Property
     "X"    -  Physical Reports

                            TABLE OF CONTENTS


                                                             PAGE

1.   PURCHASE AND SALE . . . . . . . . . . . . . . . . . . . .  1

2.   PURCHASE PRICE. . . . . . . . . . . . . . . . . . . . . .  2

3.   PAYMENT OF PURCHASE PRICE . . . . . . . . . . . . . . . .  2
     A.   Escrow Deposits. . . . . . . . . . . . . . . . . . .  2
     B.   Existing Debt. . . . . . . . . . . . . . . . . . . .  3
     C.   Closing Payment. . . . . . . . . . . . . . . . . . .  3

4.   CONDITIONS PRECEDENT. . . . . . . . . . . . . . . . . . .  3
     A.   Completed Due Diligence. . . . . . . . . . . . . . .  3
     B.   Title Matters. . . . . . . . . . . . . . . . . . . .  4
     C.   Hart-Scott-Rodino. . . . . . . . . . . . . . . . . .  6
     D.   Existing Loan Matters. . . . . . . . . . . . . . . .  6
     E.   Estoppel Certificates. . . . . . . . . . . . . . . .  7
     F.   Performance by Seller; No Change . . . . . . . . . .  8
     G.   Performance by Purchaser; No Change. . . . . . . . .  8

5.   CLOSING . . . . . . . . . . . . . . . . . . . . . . . . .  9
     A.   Closing Procedure. . . . . . . . . . . . . . . . . .  9
     B.   Delivery to Parties. . . . . . . . . . . . . . . . .  9
     C.   Closing Costs. . . . . . . . . . . . . . . . . . . . 11
     D.   Prorations . . . . . . . . . . . . . . . . . . . . . 11

7.   REPRESENTATIONS, WARRANTIES AND COVENANTS . . . . . . . . 16
     A.   Representations, Warranties and Covenants of Seller. 16
     B.   Representations and Warranties of Purchaser. . . . . 25

8.   INDEMNIFICATION . . . . . . . . . . . . . . . . . . . . . 27
     A.   By Purchaser . . . . . . . . . . . . . . . . . . . . 27
     B.   By Seller. . . . . . . . . . . . . . . . . . . . . . 27
     C.   Generally. . . . . . . . . . . . . . . . . . . . . . 28

9.   DISPOSITION OF DEPOSITS . . . . . . . . . . . . . . . . . 28

10.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . 29
     A.   Brokers. . . . . . . . . . . . . . . . . . . . . . . 29
     B.   Limitations of Liability . . . . . . . . . . . . . . 29
     C.   Entire Agreement . . . . . . . . . . . . . . . . . . 31
     D.   Time of the Essence. . . . . . . . . . . . . . . . . 31
     E.   Interpretation . . . . . . . . . . . . . . . . . . . 32
     F.   Governing Law. . . . . . . . . . . . . . . . . . . . 32
     G.   Successors and Assigns . . . . . . . . . . . . . . . 32
     H.   Notices. . . . . . . . . . . . . . . . . . . . . . . 32
     I.   Legal Costs. . . . . . . . . . . . . . . . . . . . . 33
     J.   Nonrefundable Consideration. . . . . . . . . . . . . 34
     K.   Counterparts . . . . . . . . . . . . . . . . . . . . 34
     L.   Severability . . . . . . . . . . . . . . . . . . . . 34
     M.   Sole Benefit . . . . . . . . . . . . . . . . . . . . 34
     N.   Headings; Pronouns . . . . . . . . . . . . . . . . . 34
     O.   Exhibits/Schedules . . . . . . . . . . . . . . . . . 35
     P.   Subsequent Documentation . . . . . . . . . . . . . . 35
     Q.   Conflict . . . . . . . . . . . . . . . . . . . . . . 35
     R.   Remedies Cumulative. . . . . . . . . . . . . . . . . 35
     S.   Consent to Jurisdiction. . . . . . . . . . . . . . . 35
     T.   Business Day . . . . . . . . . . . . . . . . . . . . 35

                    SUMMARY OF DEFINED TERMS


TERM                                                         PAGE

"Act"                                                           6
"Agreement"                                                     1
"Anchor Store"                                                  7
"Anchor Stores"                                                 7
"Applicable Period"                                            13
"Approved Investments"                                          2
"Bill of Sale"                                                  9
"CERCLA"                                                       21
"Closing Date"                                                  9
"Closing Documents"                                             3
"Closing Payment"                                               3
"Closing Prorations"                                           11
"Collection Period"                                            13
"Commonwealth Commitment"                                       4
"Commonwealth Title Company"                                    4
"Contract Assignment and Assumption"                            9
"Contracts"                                                     2
"Deed"                                                          9
"Disapproved Matters"                                           4
"Environmental Compliance Cost"                                22
"Environmental Laws"                                           21
"ERISA Affiliate"                                              24
"Escrow Deposit"                                                2
"Escrow Holder"                                                 2
"Existing Encumbrance"                                          3
"Existing Note"                                                 3
"Financing Documents"                                          19
"Hazardous Material"                                           21
"Independent Contract Consideration"                           34
"Intangible Property"                                           2
"Lease Assignment and Assumption"                               9
"Leases"                                                        2
"Lender"                                                        3
"Lender's Estoppel"                                             6
"Management Agreement"                                         11
"Manager"                                                      11
"Monetary Encumbrances"                                         5
"Operating Agreement Assignment and Assumption"                 9
"Operating Agreement"                                          19
"Owner's Policies"                                              6
"Pending Leases"                                               15
"Permitted Exceptions"                                          4
"Person"                                                       23
"Personal Property"                                             1
"Plans"                                                         2
"Purchase  Price"                                               2
"Purchaser Closing Certificate"                                10
"Purchaser Excluded Parties"                                   31
"Purchaser Knowledge Individuals"                              26
"Purchaser"                                                     1
"Real Property"                                                 1
"Rent Roll"                                                    17
"Seller Closing Certificate"                                    9
"Seller Excluded Parties"                                      30
"Seller Knowledge Individuals"                                 24
"Seller Tenant Allowance Obligation"                           14
"Seller"                                                        1
"Seller's Interest Share"                                      11
"Service Contracts"                                            18
"Subject Person"                                               23
"Subject Property"                                              1
"Survey"                                                        4
"Tenant Notices"                                               10
"Ticor Commitment"                                              4
"Ticor Title Company"                                           4
"Title Commitments"                                             4
"Title Companies"                                               4

                             PURCHASE AGREEMENT



                                 Between

                      JMB INCOME PROPERTIES, LTD.-X

                                   and

                         COLLIN CREEK MALL, L.P.



                        Dated: November __, 1994